Filed Pursuant to Rule 433
Registration Statement No. 333-261476

STRATEGIC ACCELERATED REDEMPTION SECURITIES®

Strategic Accelerated Redemption Securities® with Enhanced Buffer Linked to the S&P 500® Index
Issuer	The Bank of Nova Scotia (“BNS”)
Principal Amount	$10.00 per unit
Term	Approximately three years, if not called earlier
Market Measure	The S&P 500® Index (Bloomberg symbol: “SPX”)
Automatic Call	The notes will be called automatically if the Observation Level of the Market Measure on any of the Observation Dates is equal to or greater than the Call Level
Observation Level	The closing level of the Market Measure on any Observation Date
Observation Dates	Approximately one, two and three years from the pricing date
Call Level	95.00% of the Starting Value
Call Amounts
[$10.775 to $10.875] if called on the first Observation Date, [$11.550 to $11.750] if called on the second Observation Date and [$12.325 to $12.625] if called on the final Observation Date, each to be determined on the pricing date

Payout Profile at Maturity	If the notes are not called, 1-to-1 downside exposure to decreases in the Market Measure beyond a 5.00% decline, with up to 95.00% of your principal amount at risk
Threshold Value	95.00% of the Starting Value
Investment Considerations
This investment is designed for investors who anticipate that the Observation Level of the Market Measure on at least one of the Observation Dates will be equal to or greater than the Call Level and, in that case, are willing to have their notes called. This investment is also designed for investors who are willing to accept that their return on their investment will be capped at the applicable Call Premium, take downside risk below a threshold and forgo interim interest payments.

Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/9631/000114036123008260/brhc10048547_fwp.htm
Exchange Listing	No
You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.
Risk Factors
Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:
•	If your notes are not called, your investment may result in a loss; there is no guaranteed return of principal.
•	The notes will be automatically called unless the Ending Value of the Index declines to less than 95.00% of the Starting Value on any Observation Date.
•
Payments on the notes are subject to the credit risk of BNS, and actual or perceived changes in the creditworthiness of BNS are expected to affect the value of the notes. If BNS becomes insolvent or is unable to pay its obligations, you may lose your entire investment.

•	The initial estimated value of the notes on the pricing date will be less than their public offering price.
•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
•	If called, your return on the notes is limited to the applicable Call Premium.
•
You will have no rights of a holder of the securities represented by the Market Measure, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

The Bank of Nova Scotia (“BNS”) has filed a registration statement (which includes a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that BNS has filed with the SEC for more complete information about BNS and any offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. BNS’s Central Index Key, or CIK, on the SEC website is 9631. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-800-294-1322. BNS faces risks that are specific to its business, and we encourage you to carefully consider these risks before making an investment in its securities.